UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67976

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PANMURE LIBERUM INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 FIFTH AVENUE, 20TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH VIGLIAROLO	805-432-0320	JVIGLIAROLO@MODERNRS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPAs
(Name – if individual, state last, first, and middle name)

76 NORTH WALNUT ST	RIDGEWOOD	NJ	07450
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Vigliarolo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Panmure Liberum Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN ANDRADE
Notary Public-State of Florida
Commission # HH 369483
My Commission Expires
March 06, 2027

Signature:

Title:
FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF
PANMURE LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2024

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Panmure Liberum Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Panmure Liberum Inc. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Panmure Liberum Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Panmure Liberum Inc.'s management. Our responsibility is to express an opinion on Panmure Liberum Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Liberum Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed on pages 16 and 17 in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Panmure Liberum Inc.'s financial statements. The supplemental information is the responsibility of Panmure Liberum Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Panmure Liberum Inc.'s auditor since 2014

BDG-CPAs, PC
Ridgewood, New Jersey
February 24, 2025

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2024
ASSETS		
Cash	$	482,675
Deposit with clearing organization		250,000
Receivable from clearing organization		662,731
Prepaid expenses, receivables, and other assets (no valuation allowance)		170,547
Fixed assets, net		14,138
Operating lease ROU asset		424,567
Security deposit		157,259
Deferred income tax asset		6,680
Due from parent		2,418,636
Total assets	$	4,587,233
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	154,469
Income taxes payable		14,138
Operating lease liability		476,251
Payable to clearing organization		558,198
Total liabilities		1,203,056
Stockholder's equity		
Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding		155,000
Series A preferred stock, $0 par value; 9,000 shares authorized 1,091 issued and outstanding		1,091,000
Additional paid-in capital		1,546,493
Retained earnings		591,684
Total stockholder's equity		3,384,177
Total liabilities and stockholder's equity	$	4,587,233

The accompanying notes are an integral part of these financial statements.

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2024
Revenue	$ 3,690,475
Direct Costs	134,319
Gross Profit	3,556,156
Operating expenses	
Wages and salaries	1,524,513
Other staff costs	435,785
Travel and subsistence	90,139
Market data	155,908
Trading systems	239,249
Communications	49,022
Hardware and software	30,732
Regulatory costs	21,415
Marketing, public relations and entertaining	36,021
Professional fees	97,017
Premises costs	490,642
Office expense	21,702
Other costs	27,458
Total operating expenses	3,219,603
Income from operations before income taxes	336,553
Income taxes	118,517
Net income	$ 218,036

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2024	$ 155,000	$ 1,091,000	$ 1,546,493	$ 3,073,648	$ 5,866,141
Capital Contribution					-.-
Dividends Paid				(2,700,000)	(2,700,000)
Net income				218,036	218,036
Balance - December 31, 2024	$ 155,000	$ 1,091,000	$ 1,546,493	$ 591,684	$ 3,384,177

The accompanying notes are an integral part of these financial statements.

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2024
Cash flows from operations		
Net income	$	218,036
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		5,013
Operating lease ROU asset amortization		398,563
Deferred taxes		1,825
(Increase) decrease in operating assets:		
Receivable from clearing organization, net		(48,853)
Prepaid expenses, receivables, and other assets		101,021
Security deposit		(4,659)
Due to/from parent		2,388,292
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		22,150
Income taxes payable		(10,849)
Operating lease liabilities		(450,821)
Net cash provided by operating activities		2,619,718
Cash flows from investing activities		
Purchase of fixed assets		(16,232)
Net cash used by investing activities		(16,232)
Cash flows from financing activities		
Dividends paid		(2,700,000)
Net cash used by financing activities		(2,700,000)
Decrease in cash		(96,514)
Cash - beginning of the year		579,189
Cash - end of the year	$	482,675

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

Panmure Liberum Inc.(the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Panmure Liberum Capital Limited (the "Parent"). Panmure Liberum Group Limited is the ultimate Parent of all related entities. On May 16, 2024, Panmure Gordon Group Limited acquired the Company in an all-share merger (the "merger") by way of a share acquisition, to create the UK's largest independent investment bank. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership originally on January 23, 2009. The merger received regulatory approvals from FINRA on June 7, 2024. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of different classes of services, including principal transactions and research services. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. These decisions are made with the approval of the shareholders. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus ten percent (10%). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3 - Summary of Significant Accounting Policies (continued)

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

Receivables – Receivables are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectible. No allowance was considered necessary at December 31, 2024.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets and operating lease ROU asset, and stock-based compensation.

Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 3 - Summary of Significant Accounting Policies (continued)

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Uncertain Tax Positions – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2024.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation*, at their estimated fair market value on the date of the grant.

Compensated Absences - Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Summary of Significant Accounting Policies (continued)

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

Subsequent Events – Management has reviewed and evaluated all events and transactions from December 31, 2024 (statement of financial condition date) through February 24, 2025, the date that the financial statements are available for issuance.

Note 4 - Property and Equipment

Property and equipment at December 31, 2024, consisted of the following:

Leasehold improvements	$ 78,384
Equipment	132,422
	210,806
	(196,668)
	$ 14,138

Note 5 – Investment – Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 14). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation*, the investment in parent is reduced accordingly.

Note 6 – Income Taxes

The income tax expense (benefit) for the year ended December 31, 2024 consists of the following:

Current	
Federal	$ 63,825
State and local	52,867
	116,692
Deferred	
Federal	1,168
State and local	657
	1,825
	$ 118,517

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes due to share awards deductibility upon vesting, operating lease ROU asset and difference in depreciation. The deferred tax asset of $6,680 as of December 31, 2024 relates primarily to differences in operating lease ROU asset and operating lease liability and accelerated tax depreciation versus book depreciation. The Company presents deferred income tax assets and liabilities in accordance with FASB Accounting Standards Update (ASU) 2015-17, *Balance Sheet Classifications of Deferred Taxes*.

Note 7 - Related Party Transactions

At December 31, 2024 the Company has a receivable from the Parent totaling $2,418,636. There are no repayment terms associated with this transaction.

The Company has a service agreement with the Parent. Under the service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus ten percent (10%). For the year ended December 31, 2024, the fees earned by the Company from the Parent for these services amounted to $3,690,475.

Note 8 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2024, the Board of Directors did declare a $2,700,000 dividend.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 9 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2024, the Company had net capital of $608,044, which was $358,044 in excess of its required net capital of $250,000.

Note 10 – Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 – Indemnifications (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Cash Segregated under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 12 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2024, the Company's uninsured cash balance was $232,675.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	Income taxes	$ 127,393
	Interest	1,096
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases		$ 488,320
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases		$ (450,821)

Note 13 – Retirement Plan

The Company has a 401(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company made contributions of $56,705 to the plan on behalf of the employees in 2024.

Note 14 – Share Plans and Stock-Based Compensation

The Parent had adopted an Ordinary Share Scheme and Growth Share Plans (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2024, the Company recorded compensation expense under the Plans of $10,569.

Note 15 – Receivable From and Payable To Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2024, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 558,198	$ 558,198
Other	104,533	-
	$ 662,731	$ 558,198

Note 16 - Leases

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The lease contains a renewal option of five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 16 – Leases (continued)

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$ 436,062

Weighted average remaining lease term:	
Operating leases	1 year
Weighted average discount rate:	
Operating leases	5.5 %

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2024 are as follows:

2025	$ 476,251
Total lease liabilities	$ 476,251

PANMURE LIBERUM INC.
(A WHOLLY OWNED SUBSIDIARY OF PANMURE LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF ALTERNATE NET CAPITAL UNDER SEC RULE 15c3-1

		DECEMBER 31, 2024
Total stockholder's equity	$	3,384,177
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets		170,547
Fixed assets		14,138
Security deposit		157,259
Deferred income tax asset		6,680
Due from parent		2,418,636
		2,767,260
Net capital before haircuts on securities positions		616,917
Aged fail-to-deliver		(8,873)
Net capital	$	608,044

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Excess net capital		358,044
Net capital in excess of 120% of minimum net capital requirement	$	308,044

PANMURE LIBERUM INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2024
Net capital - per FOCUS Report	$ 608,046
Rounding	(2)
Net capital - per audit report	$ 608,044

575 Fifth Avenue, 20th Floor
New York, NY 10017, United States of America
T 212 596 4800 / F 212 596 4898
www.panmureliberum.com

PANMURE LIBERUM

Panmure Liberum Inc.

Exemption Report

Panmure Liberum Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2024 without exception.

Panmure Liberum Inc.

Joseph Vigliarolo

Financial Principal

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Panmure Liberum Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Panmure Liberum Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Panmure Liberum Inc. stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 24, 2025

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
Panmure Liberum Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Panmure Liberum Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 24, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PANMURE LIBERUM INC	8-67976

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,690,475.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 3,690,475.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 134,319.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 134,319.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,556,156.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,334.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 2,688.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 2,688.00		
d	Add lines 11a through 11c		$ 2,688.00	
12	**LESSER** of line 10 or 11d.			$ 2,688.00
13 a	Amount from line 8		$ 5,334.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 2,688.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,646.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,646.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67976	DEA: FINRA	2024	Dec

MEMBER NAME PANMURE LIBERUM INC
MAILING ADDRESS 575 FIFTH AVE 20TH FLR
NEW YORK, NY 10017
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PANMURE LIBERUM INC	ALAN WAGNER
(Name of SIPC Member)	(Authorized Signatory)
2/20/2025	alan.wagner@panmureliberum.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.